Mail Stop 3561

November 24, 2008

Moon, Ho
President and Chief Executive Officer
Korea Electric Power Corporation
411 Youngdong-Daero
Gangnam-Gu
Seoul 35-791
Korea

>   **Re: Korea Electric Power Corporation**
>   **Annual Report on Form 20-F for Fiscal Year**
>   **Ended December 31, 2007**
>   **Filed June 30, 2008**
>   **File No. 000-13372**

Dear Mr. Moon:

        We have reviewed your letter dated November 14, 2008 and have the following comments. Please feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please be advised that an authorized company representative, as opposed to outside counsel, must provide a statement in writing acknowledging that:

    - the company is responsible for the adequacy and accuracy of the disclosure in the filings;
    - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
    - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 4. Information on the Company, page 14

Business Overview, page 16

Power Purchase, page 19

2. We note your response to comment one of our letter dated September 29, 2008 regarding the relationship between the company and the Korea Power Exchange. The information you provided us in your supplemental response summarizes the relationship more usefully than does the proposed disclosure you intend to provide in future filings. In future filings, please revise to include the additional information you provided in the first four paragraphs of your response. Otherwise, there would be insufficient context for your statement that "[you] do not have control or significant influence over KPX or its policies as they are closely supervised and controlled by the Korean government as required under the articles of incorporation of the KPX and the relevant laws and regulations in Korea."

   The third paragraph of your response suggests that in practice you do not exercise significant influence over the KPX decision-making process, while the fourth paragraph of your response suggests that there are statutory or regulatory limitations on your influence. Please also elaborate on the information you provide in the fourth paragraph. In other words, please further clarify how you do not have significant influence or control over the KPX decision-making process notwithstanding the fact that you and your six generation subsidiaries collectively own 100% of the share capital of the KPX.

                              *   *   *

   Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or Mara L. Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

                                        Sincerely,

                                        H. Christopher Owings
                                        Assistant Director

cc: Jin Hyuk Park
       Simpson Thacher & Bartlett LLP
       Facsimile No. (852) 2869-7694